JAMES STAFFORD

James Stafford, Inc.*
Chartered Accountants*
Suite 350 – 1111 Melville Street
Vancouver, British Columbia
Canada V6E 3V6
Telephone +1 604 669 0711
Facsimile +1 604 669 0754
* Incorporated professional, James Stafford, Inc.

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)

Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

JAMES STAFFORD
James Stafford, Inc.*
Report of Independent Registered Public Accounting Firm	Chartered Accountants*
Suite 350 – 1111 Melville Street
Vancouver, British Columbia
To the Board of Directors and Shareholders of	Canada V6E 3V6
Devonshire Resources Ltd.	Telephone +1 604 669 0711
(An Exploration Stage Company)	Facsimile +1 604 669 0754
* Incorporated professional, James Stafford, Inc.

We have audited the balance sheet of Devonshire Resources Ltd. (the “Company”) (an exploration stage company) as at 30 June 2007 and the related statements of operations and deficit, cash flows and changes in shareholders’ equity for the year ended 30 June 2007 and for the period from 6 February 2004 (Date of Inception) to 30 June 2007, except that we did not audit these financial statements for the period from the date of inception on 6 February 2004 to 30 June 2006; those statements were audited by other auditors whose report dated 18 October 2006 expressed an unqualified opinion on those statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at 30 June 2007 and the results of its operations, its cash flows, and its changes in shareholders’ equity for the year ended 30 June 2007 and for the period from 6 February 2004 (Date of Inception) to 30 June 2007 in accordance with Canadian generally accepted accounting principles.

/s/ James Stafford
Vancouver, British Columbia, Canada	Chartered Accountants

12 October 2007

Comments by Independent Registered Chartered Accountants for United States of America Readers on Canada – United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States of America) require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America), our report to the Shareholders and Board of Directors dated 12 October 2007 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the report when these are adequately disclosed in the financial statements.

/s/ James Stafford
Vancouver, British Columbia, Canada	Chartered Accountants

12 October 2007

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Balance Sheets
(Expressed in Canadian Dollars)
As at 30 June

	2007	2006
	$	$

Assets

Current
Cash and cash equivalents (Note 3)	96,409	373,721
Amounts receivable (Note 4)	7,066	6,401
Prepaid expenses	-	7,500

	103,475	387,622

Mineral properties and deferred exploration costs (Note 5)	5,002,997	4,881,420

	5,106,472	5,269,042

Liabilities

Current
Accounts payable and accrued liabilities	25,433	47,962
Loan payable (Note 6)	100,000	-

	125,433	47,962

Shareholders’ equity
Capital stock (Note 7)
Authorized
unlimited common shares
Issued and outstanding
30 June 2007 – 36,515,682 common shares
30 June 2006 – 36,075,682 common shares	5,881,307	5,833,307
Contributed surplus	794,750	794,750
Deficit, accumulated during the exploration stage	(1,695,018)	(1,406,977)

	4,981,039	5,221,080

	5,106,472	5,269,042

Nature and Continuance of Operations (Note 1), Commitments (Notes 5 and 10), Contingencies (Note 11) and Subsequent Events

(Note 12)

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Note 14)

On behalf of the Board:

“Time Crowhurst”	Director	“William Schmidt”	Director
Tim Crowhurst		William Schmidt

(1)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Statements of Operations and Deficit
(Expressed in Canadian Dollars)

	For the period
	from the date
	of inception on
	6 February	For the	For the	For the
	2004 to	year ended	year ended	year ended
	30 June 2007	30 June 2007	30 June 2006	30 June 2005
	$	$	$	$

Revenue
Interest income	7,991	3,745	1,990	2,256

Expenses
General and administrative (Schedule 1)	1,887,173	291,786	590,790	986,296

Net loss before income taxes	(1,879,182)	(288,041)	(588,800)	(984,040)

Future income tax recovery	184,164	-	121,164	63,000

Net loss for the year	(1,695,018)	(288,041)	(467,636)	(921,040)

Basic and diluted loss per share		(0.01)	(0.02)	(0.05)

Weighted average number of common
shares outstanding		36,347,901	26,783,813	18,539,297

(2)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Statements of Cash Flows
(Expressed in Canadian Dollars)

	For the period
	from the date of
	inception on 6	For the	For the	For the
	February 2004 to	year ended	year ended	year ended
	30 June 2007	30 June 2007	30 June 2006	30 June 2005
	$	$	$	$

Cash flows from operating activities
Net loss for the year	(1,695,018)	(288,041)	(467,636)	(921,040)
Adjustments to reconcile loss to net cash used
by operating activities
Amortization of property, plant and
equipment	225	-	-	225
Future income tax recovery	(184,164)	-	(121,164)	(63,000)
Loss on sales of property, plant and
equipment	313	-	313	-
Stock-based compensation	794,750	-	183,750	611,000

	(1,083,894)	(288,041)	(404,737)	(372,815)

Changes in operating assets and liabilities
(Increase) decrease in amounts receivable	(7,066)	(665)	99,272	(72,886)
(Increase) decrease in prepaid expenses	-	7,500	(7,500)	-
Increase (decrease) in accounts payable and
accrued liabilities	(15,274)	(22,529)	(37,460)	28,228

	(1,106,234)	(303,735)	(350,425)	(417,473)

Cash flows from investing activities
Purchase of property, plant and equipment	(1,498)	-	-	(1,498)
Proceeds on sales of property, plant and equipment	960	-	960	-
Acquisition and exploration expenses (Note 5)	(4,722,190)	(73,577)	(2,015,276)	(2,060,371)
Deferred exploration and development costs	-	-	-	-

	(4,722,728)	(73,577)	(2,014,316)	(2,061,869)

Cash flows from financing activities
Loan payable (Note 6)	100,000	100,000	-	(71,620)
Shares issued for cash	5,825,371	-	2,455,728	2,594,043
Share subscriptions received in advance	-	-	20,000	(20,000)

	5,925,371	100,000	2,475,728	2,502,423

Increase (decrease) in cash and cash equivalents	96,409	(277,312)	110,987	23,081

Cash and cash equivalents, beginning of year	-	373,721	262,734	239,653

Cash and cash equivalents, end of year	96,409	96,409	373,721	262,734

Supplemental Disclosure with Respect to Cash Flows (Note 13)

(3)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

					Deficit
					accumulated
					during the	Total
	Number of		Contributed		exploration	Shareholders’
	shares issued	Share capital	surplus	Warrants	stage	equity
		$	$	$	$	$

Balance at 6 February 2004	-	-	-	-	-	-
Shares issued – cash ($0.15 per
share)	4,783,993	717,599	-	-	-	717,599
Escrow shares issued – cash
($0.001 per share)	10,000,000	10,000	-	-	-	10,000
Founder’s share	1	1	-	-	-	1
Net loss for the year	-	-	-	-	(18,301)	(18,301)

Balance at 30 June 2004	14,783,994	727,600	-	-	(18,301)	709,299
Shares issued – cash ($0.15 per
share)	1,678,333	251,750	-	-	-	251,750
Shares issued – cash ($0.40 per
share) (Note 7)	4,000,000	1,294,543	-	-	-	1,294,543
Shares issued – cash ($0.45 per
share) (Note 7)	2,222,223	921,200	-	-	-	921,200
Shares issued for mineral property
($0.40 per share)	405,000	162,000	-	-	-	162,000
Tax benefits renounced to flow-
through share subscribers	-	(63,000)	-	-	-	(63,000)
Share issued for agent services
rendered ($0.40 per share)	200,000	80,000	-	-	-	80,000
Price adjustment to escrow shares	-	46,550	-	-	-	46,550
Stock-based compensation	-	-	611,000	-	-	611,000
Net loss for the year	-	-	-	-	(921,040)	(921,040)

Balance at 30 June 2005	23,289,550	3,420,643	611,000	-	(939,341)	3,092,302
Shares issued – cash ($0.45 per
share) (Note 7)	622,466	280,110	-	-	-	280,110
Shares issued – cash ($0.15 per
share) (Note 7)	5,482,667	822,400	-	-	-	822,400
Shares issued – cash ($0.225 per
share) (Note 7)	6,385,999	1,353,218	-	-	-	1,353,218
Shares issued for mineral property
($0.40 per share)	105,000	42,000	-	-	-	42,000
Shares issued for mineral property
($0.19 per share)	190,000	36,100	-	-	-	36,100
Tax benefits renounced to flow-
through share subscribers	-	(121,164)	-	-	-	(121,164)
Stock-based compensation	-	-	183,750	-	-	183,750
Net loss for the year	-	-	-	-	(467,636)	(467,636)

Balance at 30 June 2006	36,075,682	5,833,307	794,750	-	(1,406,977)	5,221,080
Shares issued for mineral property
($0.15 per share) (Note 7)	40,000	6,000	-	-	-	6,000
Shares issued for mineral property
($0.105 per share) (Note 7)	400,000	42,000	-	-	-	42,000
Net loss for the year	-	-	-	-	(288,041)	(288,041)

Balance at 30 June 2007	36,515,682	5,881,307	794,750	-	(1,695,018)	4,981,039

(4)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Schedule 1 – General and Administrative Expenses
(Expressed in Canadian Dollars)

	For the period
	from the date
	of inception on
	6 February	For the	For the	For the
	2004 to	year ended	year ended	year ended
	30 June 2007	30 June 2007	30 June 2006	30 June 2005
	$	$	$	$

Amortization	225	-	-	225
Bank charges and interest	3,535	353	1,610	1,355
Filing fees	83,649	8,890	29,475	45,284
Interest	10,663	10,663	-	-
Management fees	254,860	68,360	84,500	102,000
Office and miscellaneous	111,400	33,438	50,012	27,844
Professional fees	314,419	106,987	119,839	69,615
Property investigation	15,911	-	15,911	-
Shareholder communications	239,656	45,320	87,118	107,218
Stock-based compensation	794,750	-	183,750	611,000
Transfer agent fees	37,170	13,716	12,967	10,487
Travel and entertainment	20,935	4,059	5,608	11,268

	1,887,173	291,786	590,790	986,296

(5)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

1.	Nature and Continuance of Operations

Devonshire Resources Ltd. (the “Company”) was incorporated on 6 February 2004 under the Business Corporations Act of British Columbia as TCH Minerals Inc. and changed its name to Ripple Lake Minerals Ltd. on 13 May 2004, to Ripple Lake Diamonds Inc. on 26 July 2004 and to Devonshire Resources Ltd. on 16 August 2007. The Company is an exploration stage junior mining company engaged in the identification, acquisition, evaluation and exploration of diamond properties in Ontario and Nunavut, Canada. The Company completed its initial public offering (“IPO”) on 6 January 2005 and is listed for trading on the TSX Venture Exchange.

The Company’s mineral properties are without a known body of commercial ore. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities. The amounts shown as mineral property costs represent acquisition, holding and deferred exploration costs and do not necessarily represent present or future recoverable values. The recoverability of the amounts shown for mineral property costs is dependent upon the Company obtaining the necessary financing to complete the exploration and development of the properties, the discovery of economically recoverable reserves and future profitable operations. There can be no assurance that such additional financing will be available on terms acceptable to the Company.

Although the Company has taken steps to verify title to mineral properties in which it has an interest in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

These financial statements have been prepared on the going concern basis, which assumes that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

At 30 June 2007 the Company had working capital deficit of $21,958 (2006 – working capital of $339,660), which may not be sufficient to sustain operations over the next twelve months, and the Company expects to incur further losses from its operations, all of which casts substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability or classification of recorded asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize on its assets and discharge its liabilities and commitments at amounts different from those reported in the financial statements.

2.	Significant Accounting Policies

The following is a summary of significant accounting policies used in the preparation of these financial

(6)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

statements.

Basis of presentation

These financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles and, except as described in Note 9, conform in all material respects with accounting principles generally accepted in the United States of America. In the opinion of the Company’s management, these financial statements reflect all the adjustments necessary to fairly present the Company’s financial position at 30 June 2007, and the results of operations and cash flow for the years ended 30 June 2007, 2006 and 2005.

Exploration stage company

The Company is an exploration stage company as defined in Securities and Exchange Commission (“SEC”) Act Guide 7. The Company is devoting its present efforts to exploring and developing its mineral properties and none of its planned principal operations have commenced. All losses accumulated since inception have been considered as part of the Company’s exploration stage activities.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are reviewed periodically and as adjustments become necessary, they are reported in operations in the period in which they became known. Actual results may differ from those estimates.

Mineral exploration properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves, if any, that are available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future profitability of production revenues from the property or from the sale of property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Although the Company has taken steps to verify title to mineral properties in which it has an interest or potential interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or

(7)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

transfers and title may be affected by undetected defects.

Reclamation costs

Reclamation activities are carried out to the extent practicable concurrently with property exploration activities and such costs are included in exploration costs during the period in which they are incurred. When properties are abandoned, any remaining reclamation costs are estimated and included as exploration costs in the period the property is abandoned.

Property, plant and equipment

The Company does not have any equipment at the present time. Amortization on equipment is normally calculated under the declining balance basis over the estimated useful life of the asset at 30% per annum. One-half of the rate is used in the year of addition and no amortization is claimed in the year of disposal.

Asset retirement obligations

The fair value of obligations associated with the retirement of tangible long-lived assets is recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through operations. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset. As at 30 June 2007, there are no asset retirement obligations.

Future income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities. These future taxes are measured by the provisions of currently enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of all of its future tax assets and therefore the Company has made an impairment allowance against these assets.

Financial instruments

The financial instruments of the Company consist of cash and cash equivalents, accounts payables and accrued liabilities. The carrying value of the financial instruments approximates fair value due to their short term to maturity. Except for the Company’s loan payable balance at 30 June 2007, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

(8)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

Stock-based compensation

The Company has a stock-based compensation plan as disclosed in Note 7, whereby stock options are granted in accordance with the policies of regulatory authorities. The fair value of all stock options are expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of stock options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of stock options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Flow-through shares

The Canadian Institute of Chartered Accountants (“CICA”) has issued guidance on the accounting treatment for Canadian flow-through shares through its Emerging Issues Committee Abstract (“EIC”) No. 146 (the “Abstract”). All flow-through shares issued by the Company are accounted for in accordance with this Abstract. Accordingly, upon renunciation of exploration expenditures to the shareholders, the Company reduces share capital and recognizes a future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carry forwards or other deductible temporary differences available to offset the renounced tax deduction and is more likely than not able to utilize either these tax losses or other deductible temporary differences before expiry, the Company recognizes future tax assets, with a corresponding credit to operations, for an amount equal to the future income tax liability.

Basic and diluted loss per share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when effects of the computations are anti-dilutive due to the losses incurred.

Diluted net loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. As at 30 June 2007, the Company had 1,980,000 (2006 – 2,680,000, 2005 – 1,700,000) stock options and 11,868,666 (2006 – 13,513,233, 2005 – 1,733,334) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been anti-dilutive. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(9)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

3.	Restricted Cash and Cash Equivalents

At 30 June 2007, the Company was required to maintain and restrict approximately $350,000 to the use of future expenditures on mineral property costs (Note 11).

4.	Amounts Receivable

Amounts receivable are non-interest bearing, unsecured and have settlement dates within one year.

5.	Mineral Properties

Environmental protection practices

The Company is subject to laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

TCH Diamond Project

The Company has entered into option agreements to earn a 100% interest in certain mineral claims, representing 129 units or 2,064 hectares, located in the Walsh, Foxtrap Lake and Killala Townships in the Province of Ontario known as the TCH Diamond Project (the “Options”). During the year ended 30 June 2007, the Company made cash payments totaling $31,000 and issued 40,000 common shares valued at $6,000 under these Options (Note 7 and 11).

The future annual payments of cash and common shares required to be issued under these agreements are as follows:

Year ended	Cash	Common shares
30 June	$	$

2007	27,000	65,000
2008	110,000	85,000
2009	30,000	20,000

	167,000	170,000

The Company is also required to make all expenditures required to maintain the mineral claims in good standing and to pay the optionors 2% of net smelter returns from the properties upon commercial production.

(10)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

The Company has staked an additional 5,411 units or approximately 86,600 hectares in an area that is contiguous to the optioned properties. These additional claims are 100% owned by the Company. As at 30 June 2007, the Company’s interest in the TCH Diamond Project now totals approximately 143,300 hectares.

To maintain the above claims in good standing, the Company is required to spend a minimum of $400 per unit on assessment work during the first two years after staking and $400 per unit per year thereafter.

Expenditures related to the TCH Diamond Project can be summarized as follows:

	For the period
	from the date of
	inception on 6	For the	For the
	February 2004	year ended	year ended
	to 30 June 2007	30 June 2007	30 June 2006
	$	$	$

Balance, beginning of period	-	2,440,008	1,278,070

Property acquisition and staking costs	903,269	37,000	555,687

Exploration expenses
Communication	16,000	-	-
Data analysis	328,490	-	149,455
Equipment rental	14,000	-	-
Food and accommodation	22,500	-	-
Geological	327,034	8,752	212,454
Geophysics	218,445	-	192,220
Ground magnetic	21,635	-	-
Helicopter fees	64,579	-	-
Lab fee	1,388	-	-
Line cutting	21,470	-	-
Management fee	32,000	-	-
Mapping	36,122	-	36,122
Mobilization and demobilization	24,000	-	16,000
Sampling and processing	438,500	-	-
Supplies	16,643	315	-

	1,582,806	9,067	606,251

Balance, end of period	2,486,075	2,486,075	2,440,008

(11)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

KMD Project

On 1 June 2004, the Company entered into a consulting agreement with a geologist for a three year term. The Company has agreed to pay the consultant $1,000 per day, with a minimum of one consulting day per month. However, in December 2006 the geologist, who is also the optionor of the KMD Project, has given notice to the Company of a disagreement in regards to the terms of the KMD Option Agreement. The Company has also issued to the consultant options to purchase 250,000 of the Company’s common shares at $0.40 per share, which are exercisable until 7 January 2010 (Note 10).

The Company has an option to acquire an 80% interest in certain mineral claims known as the Brown Lake property, representing approximately 32,300 acres, located in the territories of Nunavut known as the KMD Project (the “Option”). As at 30 June 2007, management believes the Company has fulfilled all of the requirements of the Option and has attempted to exercise the Option by giving notice of exercise to the optionor and by concurrently issuing 400,000 common shares to the optionor valued at $42,000 (Note 7 and 11). The optionor has rejected the Company’s notice and returned the 400,000 common shares which are at present held in trust by the Company’s solicitors. The optionor has taken the position that there were defaults with respect to the Option Agreement and has given notice to the Company that the Option Agreement has terminated. The Company’s position is that it has completed, under the explicit direction and supervision of the optionor’s sole principal, the work programs required to satisfy the Option Agreement. The Company has therefore earned a 100% interest in the Brown Lake property, subject to a royalty equal to 3% of gross revenue from the sale of diamonds mined from the property. The Company may, at any time within three years after the exercise of the Option, purchase one-third of the 3% royalty for a purchase price of $1,000,000 and may purchase an additional one-third of the royalty for an additional $1,000,000.

The optionor has staked additional mineral claims on behalf of the Company in an area that is contiguous to the optioned properties. These additional claims are 100% owned by the Company. As at 30 June 2007, the Company’s interest in the KMD Project now totals approximately 151,000 acres.

The dispute between the Company and the Optionor in regards to the Option Agreement and the Brown Lake property is ongoing and attempts at resolving this matter are being explored by both parties involved.

(12)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

Expenditures related to the KMD Project can be summarized as follows:

	For the period
	from the date of
	inception on 6	For the	For the
	February 2004	year ended	year ended
	to 30 June 2007	30 June 2007	30 June 2006
	$	$	$

Balance, beginning of period	-	2,441,412	1,907,330

Property acquisition and staking costs	575,872	42,000	28,500

Exploration expenses
Assessment fee	22,293	18,525	-
Camp	268,532	-	25,252
Communication	3,981	-	-
Data analysis	300,547	-	256,328
Food and accommodation	26,872	-	-
Geological	288,080	14,985	177,268
Geophysics	220,092	-	34,207
Helicopter fees	161,232	-	-
Management fees	35,829	-	-
Mapping	11,027	-	11,027
Mobilization and demobilization	12,938	-	-
Sampling and processing	581,160	-	-
Supplies	8,467	-	1,500

	1,941,050	33,510	505,582

Balance, end of period	2,516,922	2,516,922	2,441,412

6.	Loan Payable

The loan payable is non-interest bearing until the due date, unsecured and due on 1 June 2008 (interest is 10% per annum after the due date).

7.	Capital Stock

(13)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

On 7 January 2005, the Company completed its IPO of 4,000,000 shares at $0.40 per share. Pursuant to this financing, the Company paid an agent’s commission of 7.5% in cash totaling $120,000 and issued 200,000 common shares and 400,000 share purchase warrants. Each warrant entitles the agent to acquire one common share of the Company at $0.40 per share until 6 January 2006. These share purchase warrants have expired unexercised. In addition, the Company paid $105,457 in share issuance costs to complete the IPO.

On 4 June 2005, the Company completed a brokered private placement of 2,222,223 units at $0.45 per unit. Pursuant to this financing, the Company paid the agent a commission of 7.5% in cash totaling $75,000 and issued 222,222 share purchase warrants. Each share purchase warrant entitled the agent to acquire one common share of the Company at $0.50 per share until 15 June 2007. These agent share purchase warrants have expired unexercised. In addition, the Company paid $3,800 in share issuance costs to complete the brokered private placement. Each unit of the brokered private placement is comprised of one common share and one-half of a share purchase warrant. Each full warrant entitles the holder to acquire an additional common share of the Company at a price of $0.50 per share until 15 June 2007. These share purchase warrants have expired unexercised.

During the year ended 30 June 2005, 950,000 shares originally classified as escrow shares were re-priced by regulatory authorities due to the fact that the holders were not principals of the Company. As a result, the shares were reissued at $0.05 per share from $0.001 per share, resulting in additional proceeds to the Company of $46,550.

On 27 September 2005, the Company completed a non-brokered private placement of 622,466 units at $0.45 per unit. Each unit consisted of one flow-through common share and one-half of a share purchase warrant with each full warrant entitling the holder to purchase a non-flow-through common share until 27 September 2006 at $0.50 per share. These share purchase warrants have expired unexercised.

On 24 January 2006, the Company completed a non-brokered private placement of 5,482,667 units at $0.15 per unit. Each unit consisted of one common share and one share purchase warrant. 2,116,667 of the units consisted of flow-through common shares and warrants to purchase non-flow-through common shares. Each full warrant entitles the holder to acquire a common share at a price of $0.20 per share until 24 January 2008.

On 11 April 2006, the Company changed its authorized capital to 100,000,000 common shares without par value.

During May and June 2006, the Company completed brokered and non-brokered private placements totaling 6,385,999 units at $0.225 per unit. Each unit consisted of one common share and one share purchase warrant. 1,627,778 of the units consisted of flow-through common shares and warrants to purchase non-flow-through common shares. Each share purchase warrant entitles the holder to acquire a common share of the Company at a price of $0.30 per share for a period of two years from the closing date. A commission in the amount of $83,632 was paid to the agents upon completion of these private placements.

On 11 August 2006, the Company issued 40,000 common shares valued at $6,000 for the acquisition of mineral

(14)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

properties (Note 5 and 13).

On 27 November 2006, the Company issued 400,000 common shares valued at $42,000 for the acquisition of mineral properties (Note 5 and 13).

Escrow shares

As at 30 June 2007, there were 3,000,000 shares held in escrow (2006 – 6,000,000, 2005 – 9,000,000), which are being released at a rate of 1,500,000 shares every six months.

Stock options

The Company has established a stock option plan in accordance with the policies of the TSX Venture Exchange under which it is authorized to grant share purchase options up to 10% of its outstanding shares. The exercise price of options granted equals the market price of the Company’s stock on the date of the grant. Unless otherwise stated, the options vest when granted. The options are for a maximum term of five years.

A summary of stock options activities during the years ended 30 June 2007 and 2006 is as follows:

		Weighted
		average
	Number of	exercise
	shares	price
		$

Outstanding and exercisable at 1 July 2005	1,700,000	0.40

Granted	1,480,000	0.27
Exercised	-	-
Expired	(500,000)	0.40

Outstanding and exercisable at 30 June 2006	2,680,000	0.33

(15)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

		Weighted
		average
	Number of	exercise
	shares	price
		$

Outstanding and exercisable at 1 July 2006	2,680,000	0.33

Granted	-	-
Exercised	-	-
Expired	(700,000)	0.23

Outstanding and exercisable at 30 June 2007	1,980,000	0.36

Outstanding stock options at 30 June 2007 are as follows:

	Exercise	Number	Remaining
	price	of options	contractual life (years)
	$

Options	0.40	1,050,000	2.53
	0.40	150,000	2.71
	0.40	300,000	3.22
	0.25	480,000	3.58

		1,980,000

(16)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

Warrants

A summary of share warrant activities during the years ended 30 June 2007 and 2006 is as follows:

		Weighted
		average
	Number of	exercise
	warrants	price
		$

Outstanding and exercisable at 1 July 2005	1,733,334	0.48

Granted	12,179,899	0.26
Exercised	-	-
Expired	(400,000)	0.40

Outstanding and exercisable at 30 June 2006	13,513,233	0.28

		Weighted
		average
	Number of	exercise
	warrants	price
		$

Outstanding and exercisable at 1 July 2006	13,513,233	0.28

Granted	-	-
Exercised	-	-
Expired	(1,644,567)	0.50

Outstanding and exercisable at 30 June 2007	11,868,666	0.25

As at 30 June 2007, the following share purchase warrants were outstanding:

	Exercise	Number	Remaining
	price	of warrants	contractual life (years)
	$

Warrants	0.20	5,482,667	0.57
	0.30	5,585,999	0.88
	0.30	800,000	0.94

		11,868,666

(17)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

These warrants entitle the holders thereof the right to acquire one common share for each warrant held.

8.	Income Taxes

Provision for income taxes

The provision for (recovery of) income taxes differs from the amount that would have resulted by applying Canadian federal and provincial statutory tax rates of 34.12% (2006 – 34.12%, 2005 – 35.62%).

	2007	2006	2005
	$	$	$

Net loss before income taxes	(288,041)	(588,800)	(984,040)

Income tax recovery at statutory rates	(98,280)	(200,899)	(350,515)
Adjustments to benefits resulting from:
Net changes in valuation allowance for future tax
assets	98,280	43,362	90,943
Stock-based compensation not deductible for
income tax purposes	-	62,695	217,638
Share issue costs	-	(31,928)	(21,675)
Other	-	5,606	609

Future income tax recovery	-	(121,164)	(63,000)

Future tax balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

	2007	2006	2005
	$	$	$

Future tax assets:
Mineral properties (net of future tax liabilities)	(222,582)	(181,100)	(63,000)
Non-capital loss carry forwards	452,306	323,200	165,600
Share issue costs	-	101,500	109,500

	229,724	243,600	212,100
Less: valuation allowance	(229,724)	(243,600)	(212,100)

Actual income taxes	-	-	-

(18)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

As at 30 June 2007, the Company had available for deduction against future taxable income, non-capital losses of approximately $1,251,002. The potential income tax benefit of these losses has been offset by a full valuation allowance. These losses, if unutilized will expire as follows:

Year	Amount
$

2014	16,821
2015	448,032
2016	498,108
2027	288,041

1,251,002

Additionally, the Company has approximately $4,100,000 of Canadian development expenses and Canadian Exploration expenditures as at 30 June 2007 which, under certain circumstances, may be utilized to reduce taxable income of future years. The potential income tax benefits of these losses have been offset by a full valuation allowance.

9.	Related Party Transactions

During the year ended 30 June 2007, the Company incurred professional and management services rendered by certain directors and an officer in the amount of $100,160 (2006 – $96,500, 2005 – $114,000). The Company also incurred $9,960 (2006 – $52,614, 2005 – $33,632) in deferred mineral property expenditures to a company controlled by an officer and director of the Company.

These transactions were entered into in the normal course of business and are measured at the exchange amount.

10.	Commitments

i.

On 1 June 2004, the Company entered into a consulting agreement with a geologist for a three year term. The Company has agreed to pay the consultant $1,000 per day, with a minimum of one consulting day per month. However, in December 2006 the geologist, who is also the optionor of the KMD Project, has given notice to the Company of a disagreement in regards to the terms of the KMD Option Agreement. The Company has also issued to the consultant options to purchase 250,000 of the Company’s common shares at $0.40 per share, which are exercisable until 7 January 2010 (Note 5).

ii.

In July 2006, the Company entered into two year management agreements with two of the Company’s officers for a total of $8,500 monthly or $102,000 annually to 30 June 2008. Effective 1 January 2007, upon the resignation of these officers the Company cancelled these agreements and entered into two management and consulting agreements for one year terms each for a total of $8,000 monthly or $96,000 annually with two new officers.

(19)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

iii.

In July 2006, the Company entered into a two year lease of office premises at $2,000 monthly or $24,000 annually to 30 June 2008. Effective 1 January 2007, the Company entered into a one year lease at $1,400 monthly or $16,800 annually to 31 December 2007.

11.	Contingencies

i.

During the year ended 31 December 2006, the Company renounced exploration expenditures of $683,750 to flow-through share subscribers. As at 30 June 2007, the Company has yet to expend approximately $350,000 on the eligible mineral costs and must expend this total remaining amount by 31 December 2007 to avoid income tax penalties and potential reassessments of the subscribers (Note 3).

	ii.	The Company is currently attempting to resolve a dispute with the optionor of the KMD Project related to its attempt to exercise the underlying option on the mineral property (Note 5, 10 and 12).

12.	Subsequent Events

i.

On 16 August 2007, the Company received shareholder approval by way of a special resolution for the consolidation of the Company’s share capital on the basis of one new common share for every ten existing common shares outstanding. The Company also received shareholder approval for the change in the name of the Company’s name to “Devonshire Resources Ltd.” or such other name as the Directors of the Company may decide upon and that is acceptable to the regulatory authorities.

ii.

On 11 October 2007, the Company launched proceedings in the Supreme Court of British Columbia seeking an order of specific performance, to require KM Diamond Exploration Ltd. and Mr. Felix Kaminsky to transfer the 100% interest in KMD Project to the Company, along with certain contiguous properties, as well as for damages, costs and other relief (Note 5, 10 and 11).

iii.

On 19 October 2007, the Company announced that it proposes to raise up to $1,260,000 through a non- brokered private placement to pursue exploration activities, retirement of certain debts and working capital. The private placement will consist of 6 million units at $0.21 per unit. Each unit will comprise one share and one warrant, each warrant entitling the holder to purchase one share at $0.28 per share for 2 years.

13.	Supplemental Disclosure with Respect to Cash Flow

	For the	For the	For the
	year ended	year ended	year ended
	30 June 2007	30 June 2006	30 June 2005
		$	$

Cash paid during the period for interest	353	1,610	1,355
Cash paid during the period for income taxes	-	-	-

(20)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

On 11 August 2006, the Company issued 40,000 common shares valued at $6,000 for the acquisition of mineral properties (Note 5 and 13).

On 27 November 2006, the Company issued 400,000 common shares valued at $42,000 for the acquisition of mineral properties (Note 5 and 13).

14.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in certain material aspects from United States GAAP. Had the Company prepared the financial statements in accordance with United States GAAP, certain items on the balance sheets and statements of operations, deficit and cash flows would have been reported as follows:

	2007	2006	2005
	$	$	$

Statement of loss

Net loss for the year based on Canadian
GAAP	(288,041)	(467,636)	(921,040)
Mineral exploration property costs
expensed	(121,597)	(1,560,920)	(2,572,727)

Net loss for the year based on United States
GAAP	(409,638)	(2,028,556)	(3,493,767)

Comprehensive loss for the year based on
United States GAAP	(409,638)	(2,028,556)	(3,493,767)

Loss per share, basic and diluted	(0.01)	(0.08)	(0.19)

Comprehensive loss per share, basic and
diluted	(0.01)	(0.08)	(0.19)

(21)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

Balance sheet difference

	2007	2006	2005
	$	$	$

Assets

Canadian GAAP	5,106,472	5,269,042	3,575,080
Mineral property exploration costs
expensed	(5,002,997)	(4,401,820)	(2,840,900)

United States GAAP	103,475	867,222	734,180

Liabilities

Canadian GAAP	125,433	47,962	482,778

United States GAAP	125,433	47,962	482,778

Shareholders’ equity

Canadian GAAP	4,981,039	5,221,080	3,092,302
Mineral property exploration costs
expensed	(5,002,997)	(4,401,820)	(2,840,900)

United States GAAP	21,958	819,260	251,402

United States GAAP	103,475	867,222	734,180

(22)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

Statement of cash flow difference

	For the	For the	For the
	year ended	year ended	year ended
	30 June 2007	30 June 2006	30 June 2005
	$	$	$

Cash flows from operation activities
Net loss for the year, Canadian GAAP	(288,041)	(467,636)	(921,040)
Add: Mineral exploration property costs expensed	(121,577)	(1,560,920)	(2,572,727)

	(409,638)	(2,028,556)	(3,493,767)

Adjustments to reconcile loss to net cash used by operating
activities
Amortization of property, plant and equipment	-	-	225
Future income tax recovery	-	(121,164)	(63,000)
Loss on sales of property, plant and equipment	-	313	-
Stock-based compensation	-	183,750	611,000

Changes in operating assets and liabilities
(Increase) decrease in amounts receivable	(665)	99,272	(72,887)
(Increase) decrease in prepaid expenses	7,500	(7,500)	-
Increase (decrease) in accounts payable and accrued liabilities	(22,529)	(37,460)	28,228

Cash flows from operating activities, United States GAAP	(425,332)	(1,911,345)	(2,990,201)

Cash flows from investing activities, Canadian GAAP
Restricted cash and cash equivalents (Note 3)	(344,577)	(324,193)	130,667
Purchase of property, plant and equipment	-	-	(1,498)
Proceeds on sales of property, plant and equipment	-	960	-
Acquisition of mineral properties	-	(2,015,276)	(2,357,870)
Deferred exploration and development costs	-	-	297,500
Mineral exploration property costs expensed	73,577	1,560,920	2,572,727

Cash flows from investing activities, United States GAAP	(271,000)	(777,589)	641,526

Cash flows from financing activities, Canadian GAAP
Loan payable (Note 6)	100,000	-	(71,620)
Shares issued for cash	-	2,455,728	2,594,043
Share subscriptions received in advance	-	20,000	(20,000)

Cash flows from financing activities, United States GAAP	100,000	2,475,728	2,502,423

Increase (decrease) in cash and cash equivalents	(596,332)	(213,206)	153,748

Cash and cash equivalents, beginning of year	49,528	262,734	108,986

Cash and cash equivalents, end of year (Note 3)	(546,804)	49,428	262,734

(23)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

Under United States GAAP, separate subtotals within cash flow from operating activities are not presented.

i.	Flow-through shares

Flow-through shares are typically issued by Canadian Exploration Stage Companies. The flow-through shares permit the investor to claim deductions for tax purposes related to expenditures incurred by the issuer. The issuer explicitly renounces the right to claim these deductions. The investor’s tax base is reduced by the amount of deductions taken.

United States GAAP directs that when flow-through shares are issued, the proceeds should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the flow-through shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time.

During the year ended 30 June 2007, the Company issued Nil (2006 – 3,744,445, 2005 – 622,466) flow- through common shares for total proceeds of $Nil (2006 – $683,750, 2005 – $280,109) respectively. All of these amounts related to the year ended 30 June 2007 were renounced to respective investors on 31 December 2006.

ii.	Earnings (loss) per share

Under both Canadian and United States GAAP, basic earnings (loss) per share is computed by dividing the earnings (loss) to common shareholders by the weighted average number of shares outstanding during the year. For Canadian reporting purposes, fully diluted earnings per share is calculated under the assumption that any convertible notes are converted at the date issued, and stock options and warrants are exercised at the date of grant.

Under United States GAAP, diluted earnings per share takes into consideration the weighted average number of shares outstanding during the year and the potentially dilutive common shares. For the years ended 30 June 2007, 2006 and 2005, this calculation proved to be anti-dilutive.

Under United States GAAP, performance-based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and as such, the weighted average number of common shares outstanding excludes any shares that remain in escrow. The Company’s escrow shares are not performance-based and therefore no adjustments have been made to the calculation of the earnings (loss) per share.

The weighted average number of common shares outstanding for calculating basic earnings (loss) per share under United States GAAP for the years ended 30 June 2007, 2006 and 2005 were 36,347,901, 26,783,813 and 18,539,297, respectively. The calculation of diluted earnings per share for the years ended 30 June 2007, 2006 and 2005 proved to be anti-dilutive.

(24)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

iii.	Comprehensive income

Statement of Financial Accounting Standard (“SFAS”) No. 130, “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses). SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements for the Company. For the year ended 30 June 2007, there is no difference between net loss and comprehensive loss.

iv.	Mineral property expenditures

Mineral properties are accounted for in accordance with Canadian GAAP as discussed in Note 5. For US GAAP purposes, advances for future exploration costs, exploration expenditures as well as acquisition costs for properties, leases and permits, are expensed as incurred unless commercial feasibility is established. Effective 1 July 2004, the Company adopted the Emerging Issues Task Force (“EITF”) 04-2, “Whether Mineral Rights Are Tangible or Intangible Assets” and as such, acquisition costs are considered tangible assets and are capitalized.

v.	Accounting for impairment of long-lived assets and for long-lived assets to be disposed of

For United States reporting purposes, the Company has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future and undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized.

vi.	Concentration of credit risk

The Company is exposed to credit losses in the event of non-performance by the counter-parties to the financial instruments but does not expect any counter-parties to fail to meet their obligations. The Company generally does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counter-parties.

vii.	Asset retirement obligations

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143 – “Accounting for Asset Retirement Obligations.” SFAS No. 143, effective for financial statements issued for fiscal years beginning after 15 June 2002, is substantially consistent with CICA Handbook Section 3110, “Asset Retirement Obligations,” which is effective for fiscal years beginning on or after 1 January 2004. The Company adopted CICA 3110 for Canadian GAAP purposes effective 1 December 2004, and SFAS No. 143 for US GAAP purposes effective 1 December 2004.

(25)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

viii.	Income taxes

Under United States GAAP, deferred income tax assets and liabilities are revalued for all enacted changes in tax rates. Under Canadian GAAP, deferred income tax assets and liabilities are revalued for all enacted or substantially enacted changes in tax rates.

ix.	Recent pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140”, to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140,

“Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after 14 September 2006, with earlier application allowed. This standard is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity’s first fiscal year beginning after September 15, 2006. This adoption of this statement is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after 15 November 2007, which for the Company would be the first fiscal year beginning 1 January 2008. The Company is currently evaluating the impact of SFAS No. 157 but does not expect that it will have a material impact on its financial statements.

(26)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. SFAS No. 158 requires an employer that sponsors one or more single-employer defined benefit plans to (a) recognize the overfunded or underfunded status of a benefit plan in its statement of financial position, (b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions”, or SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, (c) measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end, and (d) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. SFAS No. 158 is effective for the Company’s fiscal year ending 31 October 2007. The adoption of SFAS No. 158 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.”

SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatement in current year financial statements. SAB No. 108 requires companies to quantify misstatement using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after 15 November 2006. The Company is currently evaluating the impact of adopting SAB No. 108 but does not expect that it will have a material effect on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities”. This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after 15 November 2007. The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

(27)